                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 6 )*


                                Ceres Group, Inc.
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                                (Name of Issuer)


                             Shares of Common Stock
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                         (Title of Class of Securities)


                                   156772-10-5
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                                 (CUSIP Number)


     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 12, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13(d)-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                                Page 1 of 6 Pages

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                                  SCHEDULE 13D
CUSIP NO. 156772-10-5                                          PAGE 2 OF 6 PAGES
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                        (b)  [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
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              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           1,646,3881
                                       -----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                 -----------------------------------------
                                          9     SOLE DISPOSITIVE POWER
                EACH
                                                1,646,3881
              REPORTING                -----------------------------------------
                                         10     SHARED DISPOSITIVE POWER
             PERSON WITH
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,646,388(1)
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [X](2)
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.5%(1)
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14         TYPE OF REPORTING PERSON*
           O
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(1)  Assumes the exercise of warrants to purchase 360,455 shares of common stock at $5.50 per share ("Equity Warrant") and warrants to purchase 300,000 shares of common stock at $6.00 per share ("Guaranty Warrant").

(2)  See Item 5 herein.

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CUSIP NO. 156772-10-5

         This Amendment No. 6 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting the sale of 134,977 shares of common stock, $0.001 par value ("Shares"), of Ceres Group, Inc., a Delaware corporation ("Ceres").

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 of Schedule 13D is hereby amended and supplemented as follows:

         In connection with a purchase of 720,910 Shares and Equity Warrants by the Fund in July 1998 as reported in Amendment No. 5 to Schedule 13D Statement filed with the Securities and Exchange Commission on July 29, 1998 ("Amendment No. 5"), the Fund disclosed that the Equity Warrants and Shares were purchased with a combination of working capital of the Fund and $2.0 million contributed to the Fund by Richard M. Osborne, sole Manager of the Fund, who had borrowed the $2.0 million from Fifth Third Bank ("FTB") on July 5, 1998. Mr. Osborne executed a Promissory Note in favor of FTB, dated July 5, 1998 (the "Note"), which matured June 30, 1999. The Note was attached to Amendment No. 5 as Exhibit
7.3. Since the filing of Amendment No. 5, Mr. Osborne paid off the Note with FTB in full and executed a $6 million demand line of credit in favor of National City Bank ("NCB"), dated August 1998 (the "Demand Line of Credit"). The Demand Line of Credit, attached hereto as Exhibit 7.11, bears interest at the prime rate announced by NCB from time to time (except that Mr. Osborne may elect an interest rate of 2.15% plus LIBOR) and is secured by 720,910 Shares owned by the Fund, as evidenced by a Hypothecation Agreement attached hereto as Exhibit 7.12.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 of Schedule 13D is hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by Ceres and information known to the Fund, there are 13,615,770 Shares outstanding. If the Equity Warrants and the Guaranty Warrant owned by the Fund and Mr. Osborne were fully exercised, there would be 14,276,225 Shares outstanding (the "Outstanding Shares").

         The Fund beneficially owns 1,646,388 Shares, assuming full exercise of the Equity Warrants and the Guaranty Warrant owned by the Fund and Mr. Osborne, or approximately 11.5% of the Outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

         Because of the Voting Agreement and Stockholders Agreement (as described in Items 4, 5 and 6 of Amendment No. 5), the Fund and the other parties to the agreements may be deemed to be a group within the meaning of
Section 13(d)(3) of the Exchange Act. If such parties are deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, the Fund may be deemed to beneficially own 14,753,391 Shares, or approximately 79.3% of the Shares that would be outstanding if each party had exercised their respective outstanding rights to purchase Shares. The Fund disclaims beneficial ownership of the Shares held by the other parties.




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CUSIP No. 156772-10-5

         (b) Except as set forth in the Voting Agreement and the Stockholders Agreement, Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

         (c) Since the filing of Amendment No. 5, the Fund sold 134,977 Shares in open market transactions as follows:

Number of Shares                    Date                  Price Per Share
----------------                    ----                  ---------------
      4,500                    June 17, 1999                   $10.00
      5,500                     July 2, 1999                   $ 9.3125
    124,977                    July 12, 1999                   $ 9.05


         (d) Not Applicable.

         (e) Not Applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Item 7 of Schedule 13D is hereby amended and supplemented as follows:

              Exhibit 7.11 -- Demand Line of Credit, dated August 1998, executed by Richard M. Osborne in favor of National City
                              Bank

              Exhibit 7.12 -- Hypothecation Agreement, dated August 1998, executed by Richard M. Osborne in favor of National City Bank




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CUSIP No. 156772-10-5

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 26, 1999                          TURKEY VULTURE FUND XIII, LTD.



                                               By: /s/ RICHARD M. OSBORNE
                                                   -----------------------------
                                                   Richard M. Osborne, Manager



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CUSIP No. 156772-10-5


                                  EXHIBIT INDEX

Exhibit 7.11 -- Demand Line of Credit, dated August 1998, executed by Richard
                M. Osborne in favor of National City Bank

Exhibit 7.12 -- Hypothecation Agreement, dated August 1998, executed by
                Richard M.Osborne in favor of National City Bank



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